Exhibit 7.10

Assignment Agreement

August 5, 2022

This ASSIGNMENT AGREEMENT (“Assignment Agreement”), dated as of the date first set forth above, is made by and between Empower Sponsor Holdings LLC (“Assignor”) and MidOcean Partners V, L.P. (“Assignee”). Capitalized terms used, but not defined herein, shall have the same meaning as set forth in the Stockholders’ Agreement, dated July 16, 2021, by and among Holley Inc., Holley Parent Holdings, LLC, Sentinel Capital Partners V, L.P., Sentinel Capital Partners V-A, L.P., Sentinel Capital Investors V, L.P., MidOcean Partners V Executive, L.P., Assignor and Assignee (the “Stockholders’ Agreement”).

WHEREAS, concurrent with the execution of this Assignment Agreement, Assignor intends to distribute all of its Voting Shares to certain of its interest holders, including Assignee and MidOcean Partners V Executive, L.P. (the “Distribution”); and

WHEREAS, in connection with the Distribution, the Assignor desires to assign all of its rights and obligations under the Stockholders’ Agreement to Assignee pursuant to Section 13(b) of the Stockholders’ Agreement (the “Assignment”).

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Assignment and Assumption.

a.	Assignor hereby represents and warrants that the Assignment is being made in connection with the Distribution pursuant to Section 13(b) of the Stockholders’ Agreement.

b.

Effective as of the consummation of the Distribution, Assignor hereby assigns, conveys and transfers to Assignee, and Assignee assumes and accepts from Assignor, all of Assignor’s rights and obligations under the Stockholders’ Agreement.

2.    Entire Agreement. The terms and conditions set forth in this Assignment Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof, and supersede any and all prior agreements, understandings, negotiations and discussions of the parties, whether oral or written.

3.    Further Assurances. The parties hereto will, from time to time, without further consideration, do such further acts and deliver all such further assurances and documents as shall be reasonably required to fully perform and carry out the terms of this Assignment Agreement.

4.    Governing Law; Venue. Section 16 of the Stockholders’ Agreement is incorporated herein by reference.

5.    Assignment. Section 13 of the Stockholders’ Agreement is incorporated herein by reference.

6.    Counterparts and Modification. This Assignment Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same document. This Assignment Agreement may not be amended or modified except in writing signed by the parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement as of the date first written above.

Empower Sponsor Holdings LLC

By: /s/Andrew Spring

Name:        Andrew Spring

Title:          Chief Financial Officer

MidOcean Partners V, L.P.

By: MidOcean Associates V, L.P., its General Partner

By: /s/Andrew Spring

Name:      Andrew Spring

Title:        Managing Director